Exhibit (b)(1)(A)

GREYROCK

CAPITAL GROUP

10 Westport Road, Suite C204 Wilton, CT 06897 203.429.2012 Phone 203.429.2010 Fax

November 22, 2017

Altus Capital Partners

Sent via email

Ladies and Gentlemen:

It is our understanding that Altus Capital Partners II, L.P. (“Altus”) intends to organize a subsidiary entity (“NewCo”) that will make a tender offer for the outstanding shares of MGC Diagnostics, Corporation, a Minnesota corporation (the “Company”), with a view to acquiring (by reason of the tender offer and possibly in addition by acquisition from the Company) at least 90% of the outstanding shares of the Company and thereafter merging NewCo into the Company, with the Company surviving, pursuant to a short form merger (such tender offer and merger and the related financing and equity transactions, collectively, the “Transaction”). Altus has requested that GCG Investors IV, LP (“GCG”) provide certain debt and equity financing in connection with the Transaction.

We are pleased to advise you that, subject to the terms and upon the conditions set forth in this commitment letter, GCG agrees to provide NewCo with (i) term loans in the original aggregate principal amount of $9,800,000 (collectively, the “Subordinated Loan”) and (ii) an equity investment of $2,000,000 (the “Equity Investment”).

I. Certain Covenants of Altus.

(a) Altus, by its execution and delivery of a counterpart of this letter agrees to indemnify and hold harmless GCG and its affiliates and the respective officers, directors, employees, partners, members, agents and attorneys of GCG and its affiliates (collectively called the “Indemnitees”) from and against any and all liabilities, obligations, losses (other than lost profit), damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel for such Indemnitee) in connection with any investigative, administrative or judicial proceeding, whether or not such Indemnitee shall be designated a party thereto and including any such administrative or judicial proceeding initiated by or on behalf of Altus or any affiliate of Altus, or the Company, which may be imposed on, incurred by or asserted against such Indemnitee as a result of or in connection with the Transaction and the use or intended use of the proceeds of the Subordinated Loan or the Equity Investment or both, except that Altus shall have no obligation hereunder to an Indemnitee with respect to any liability resulting from the gross negligence, bad faith or willful misconduct of such Indemnitee. To the extent that the undertaking set forth in the immediately preceding sentence may be unenforceable, Altus shall contribute the maximum portion which it is permitted to pay and satisfy under applicable law to the payment and satisfaction of all such indemnified liabilities incurred by the Indemnitees or any of them.

(b) Altus further agrees that it will work exclusively with GCG as a provider of the Equity Investment and the Subordinated Loan in connection with the Transaction, and will not, and will not permit NewCo or any other affiliate to, seek to obtain, or engage in any discussions or negotiations concerning, any substitute equity or debt financing for either or both thereof unless and until (i) GCG advises Altus that one or more conditions precedent in this letter have not been met or (ii) the commitment in this letter expires by its terms.

MCG Diagnostics, Inc.
November 22, 2017

(c) Altus further agrees promptly on demand to reimburse GCG for its reasonable out-of-pocket fees and expenses (including counsel fees) incurred in connection with the Transaction, regardless of whether the Transaction closes.

All of the provisions of this Section I shall survive any expiration or termination of this commitment letter.

II. Conditions Precedent. GCG’s obligation to provide the Subordinated Loan and the Equity Investment, or either of them, is subject to the satisfaction of each of the following conditions:

(a) The execution and delivery by NewCo of a subordinated loan agreement and related documentation reasonably satisfactory to GCG and its counsel containing, subject to the Summary of Terms below, customary terms, conditions, representations, warranties and agreements, including without limitation those contained in part (a) of the Summary of Terms below and financial covenants typical for GCG’s debt financings, to be negotiated with consideration of and with a customary cushion to the Senior Debt covenants, and receipt by GCG of an opinion from NewCo’s outside counsel covering such matters as may be reasonably requested by GCG or its counsel and otherwise in form and content satisfactory to GCG and its counsel.

(b) NewCo shall simultaneously obtain a senior term loan in the initial principal amount of $15,000,000 and a senior revolving line of credit of $3,000,000 (collectively, the “Senior Debt”) on terms and conditions and pursuant to documentation reasonably satisfactory to GCG and its counsel.

(c) NewCo shall simultaneously obtain equity investments in addition to the Equity Investment aggregating at least $20,400,000.

(d) The documentation relating to the Equity Investment shall be reasonably satisfactory to GCG and its counsel containing, subject to part (b) of the Summary of Terms below, customary terms, conditions, representations, warranties and agreements, including without limitation those contained in the Summary of Terms below.

(e) All documentation not specified above and relating to the Transaction shall be reasonably satisfactory to GCG and its counsel and GCG shall have received satisfactory evidence of all required third party, governmental and other consents necessary to consummate the Transaction.

(f) Messrs. Austin and Margolies shall simultaneously enter into employment agreements with the Company form and substance similar to the drafts provided to GCG.

(g) There shall have been no material adverse change in the condition (financial or otherwise), properties, business, results of operations (or projected results of operations) or prospects of the Company from that shown in the financial information delivered to GCG prior to the date hereof, nor shall any omission, inconsistency, inaccuracy or change in presentation or accounting standards which renders such financial statements (including any projections) misleading in any material respect have been determined by GCG to exist.

(h) The form, terms and conditions of any management agreement or fee arrangement respecting the transactions contemplatedare consistent with agreements and arrangements for other Altus portfolio companies for which GCG funds have provided mezzanine financing. .

(i) The transaction shall close on or before January 31, 2018.

MCG Diagnostics, Inc.
November 22, 2017

III Summary of Terms and Conditions.

(a) Senior Subordinated Notes (the “Notes”)

Original Principal Amount:	$9,800,000.

Price:	100% of Principal Amount.

Interest Rate/Payments:

Interest on $6,800,000 of the Notes (Tranche A) would accrue initially at a rate equal to 13.0% per annum calculated on the basis of actual days elapsed in a 360-day year. Cash interest of 11.0% per annum would be paid quarterly in arrears, and incremental interest of up to 2.0% per annum would accrue quarterly and be added to the Note balance and thereafter accrue interest. The incremental interest would be determined according to the methodology and grid shown in Exhibit A to this commitment letter.

Interest on $3,000,000 of the Notes (Tranche B) would accrue at a rate equal to 15.0% per annum calculated on the basis of actual days elapsed in a 360-day year. All of the interest on Tranche B would accrue quarterly to the Note balance and thereafter accrue interest

Maturity:	Six years from closing.

Amortization:	No scheduled amortization (bullet repayment).

Guaranty:	Any subsidiaries of the Company will jointly and severally guarantee the Company’s obligations under the loan documentation.

Closing Fee:	2.0% of the original principal amount, payable at closing.

Board Observation Rights:

A representative of Greyrock would be permitted board observer status and the right to receive board documentation for as long as Greyrock holds at least either half of the outstanding amount of the Subordinated Loan or half of the Equity Investment.

Prepayments:

Prepayment in full of the Notes would be mandatory upon a change of control; customary partial prepayments upon loss or destruction of property or assets would be required, subject to the terms of the Senior Debt.

The Notes may not be voluntarily prepaid during the first 12 months after the closing. After year one, the Notes may be voluntarily prepaid in increments of $1,000,000.

Prepayment Premium:	Mandatory Prepayments would not be subject to a Prepayment Premium. Voluntary prepayments made in loan years two and three would be subject to a prepayment premium of 2% and 1%, respectively.

MCG Diagnostics, Inc.
November 22, 2017

(b) The Equity Investment.

At closing, GCG would invest $2,000,000 of equity in NewCo on the same economic terms as Altus. GCG’s equity would have pro-rata preemptive rights and be proportionally entitled to “tag-along” with any third party transfer by Altus.

MCG Diagnostics, Inc.
November 22, 2017

This commitment letter:

1. sets forth the entire understanding between the parties and supersedes all prior agreements and understanding, both written and oral, with respect to the subject matter covered in this letter,

2. may not be amended, modified or supplemented in any respect except as expressly set forth in writing signed by authorized representatives of GCG, and

3. shall be governed by and construed in accordance with the internal laws of the State of New York.

If the terms of this commitment letter are acceptable to you, please indicate such acceptance by signing below on the enclosed copy of this letter and returning such originally signed copy to the undersigned. This commitment letter expires if not accepted by 5:00 p.m. New York time on November 30, 2017.

Very truly yours,

GCG INVESTORS IV, LP

By: GCG General Partner, LLC,
its general partner

By: Greyrock Capital Group, LLC
its managing member

By: /s/ Steven Dempsey
Name: Steven Dempsey
Title: Senior Vice President

Accepted and agreed to:

Altus Capital Partners II, L.P.

By:	Altus Management II, LLC,
its General Partner
By: /s/ Heidi Goldstein Name: Heidi Goldstein Title: Partner

MCG Diagnostics, Inc.
November 22, 2017

EXHIBIT A

Commencing at the end of the first full quarter ended at least 12 months after closing, the total debt to TTM EBITDA ratio would be calculated at the end of each fiscal quarter using that quarter’s financial statements. For Tranche A the incremental interest rate would then be applied to the immediately following quarter. Example: if the Company’s Total Debt/TTM EBITDA calculates as 3.48x as of 6/30/19, then the incremental interest rate for the quarter commencing 7/1/19 would be 1.5% (drafters note- given the 6/30/19 quarterly financials would not likely to be delivered until late July or early August 2019, this methodology will require the Company to make an educated guess as to what incremental interest will be for the first month of the following quarter, July 2019 in this example, and if necessary, make an adjusting entry to interest expense in the second month of the quarter, August in this example. This will have no impact on cash or interest wires since the incremental interest isn’t paid in cash and is not capitalized until the end of the quarter).

Total Debt/TTM EBITDA:	Incremental Interest Rate

At closing	2.00%

3.50x-3.26x	1.50%

3.25x-3.01x	1.00%

3.00x or below	0.50%